UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

SYNACOR, INC.

(Name of Subject Company)

SYNACOR, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

871561106

(CUSIP Number of Common Stock)

Timothy J. Heasley

Chief Financial Officer

Synacor, Inc.

40 La Riviere Drive, Suite 300

Buffalo, NY 14202

(Address of registrant’s principal executive office)

(716) 853-1362

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Robert J. Olivieri, Esq.

Craig M. Fischer, Esq.

Hodgson Russ LLP

The Guaranty Building

140 Pearl Street, Suite 100

Buffalo, New York 14202

(716) 856-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Synacor, Inc., a Delaware corporation (the “Company”), filed with the United States Securities and Exchange Commission (the “SEC”) on March 3, 2021 (together with the exhibits or annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) made by SY Merger Sub Corporation, a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of CLP SY Holding, LLC, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $2.20 per Share, payable net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 2021, and in the related Letter of Transmittal. The Offer is described in a Tender Offer Statement on Schedule TO, filed by Parent, Purchaser, SY Holding Corporation and Centre Lane Partners V, L.P. with the SEC on March 3, 2021 (together with the exhibits or annexes thereto, and as amended or supplemented from time to time, the “Schedule TO”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

As previously disclosed, subsequent to the Company’s filing of the Schedule 14D-9 with the SEC, eleven lawsuits have been filed relating to the Offer and the Merger in federal court by purported stockholders against the Company, the members of the Company Board and, in two cases, Purchaser and Parent. The complaints generally allege that the Schedule 14D-9 misrepresents and/or omits certain purportedly material information and assert violations of Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder and assert common law claims of breach of fiduciary duty against members of the Company Board and, in one case, claims of aiding and abetting a breach of fiduciary duty against the Company. The alleged material misstatements and omissions relate to, among other topics, (i) the background and process leading up to the Offer and the Merger; (ii) the Company’s financial projections; and (iii) the descriptions of the fairness opinion and financial analyses performed by Canaccord Genuity.

The Company believes that these complaints are wholly without merit. While the Company believes that the disclosure set forth in the Schedule 14D-9 fully complies with applicable law, to moot certain of the plaintiffs’ disclosure claims, to avoid nuisance, potential expense and delay and to provide additional information to the Company’s stockholders, the Company has determined to voluntarily supplement the Schedule 14D-9 with the disclosure set forth in this Amendment. Nothing herein is or should be deemed to be an admission of the legal necessity or materiality under applicable law of any of the disclosure set forth herein or in the Schedule 14D-9. To the contrary, the Company denies all allegations in the complaints that any additional disclosure was or is required.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The subsection titled “Employment Agreements and Retention Arrangements Through and Following the Merger”, appearing on page 12 of the Schedule 14D-9, is amended and restated as follows (new language underlined):

As of the date of this Schedule 14D-9, Parent and Purchaser have informed the Company that none of the Company’s current executive officers have entered into any new agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment or retention with the Surviving Corporation or, as of the date of this Schedule 14D-9, have had any discussions with Parent, Purchaser or their affiliates regarding the same. Furthermore, Parent and Purchaser have informed the Company that they do not plan to enter into or discuss any such employment or retention agreement, arrangement or understanding with the Company’s current executive officers prior to the Effective Time. Although it is possible that the Company, Parent, Purchaser or the Surviving Corporation may enter into employment, retention or consultancy agreements, arrangements or undertakings with the Company’s executive officers and certain other key employees prior to the Effective Time, as of the date of this Schedule 14D-9, there can be no assurance as to whether any parties will enter into any agreement, arrangement or undertaking or reach an agreement regarding the same. Neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any agreement, arrangement or understanding with Parent or Purchaser.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The second paragraph under the subsection titled “Background of the Offer”, appearing on page 17 of the Schedule 14D-9, is amended and restated as follows (new language underlined):

On January 10, 2018, a private investment firm (“Company A”) entered into a mutual non-disclosure agreement with the Company after expressing interest in exploring a potential acquisition of the Company, which included a standstill provision for the benefit of the Company, and, after the expiration of this original mutual non-disclosure agreement, a new mutual non-disclosure agreement was entered into with Company A in August 2020, which also included a standstill provision for the benefit of the Company. This standstill provision terminated upon the announcement of the Transactions and did not preclude Company A from making an offer to acquire the Company’s securities or assets. On February 6, 2018, Company A submitted a non-binding indication of interest to acquire the Company, and on April 25, 2018, following discussion between the parties, submitted an updated non-binding indication of interest. On May 8, 2018, the Company engaged Liontree Advisors LLC (“Liontree”) to act as the Company’s financial advisor for purposes of evaluating potential strategic opportunities pursuant to an engagement letter which had a stated termination date of December 31, 2018. Liontree then reached out to approximately 12 potential strategic and financial companies to evaluate their interest in an acquisition of the Company. On June 20, 2018, Company A informed the Company that they were unable to support the transaction at the proposed value set forth in the non-binding indication of interest. The outreach by Liontree to additional parties did not lead to an indication of interest from any of these parties with respect to a potential strategic transaction involving the Company.

The third paragraph under the subsection titled “Background of the Offer”, appearing on page 17 of the Schedule 14D-9, is amended and restated as follows (new language underlined):

In October 2018, the Company and a publicly-traded software company (“Company B”) entered into a mutual non-disclosure agreement to explore a potential business combination, which contained a standstill provision for the benefit of the Company. This standstill provision expired prior to the commencement of the negotiation process with CLP that resulted in the Transactions and, if still in effect, would have terminated upon the announcement of the Transactions. Later that month, the Company delivered a non-binding indication of interest letter to Company B proposing a “merger of equals” which, following further discussion and negotiation, was executed by the parties in December 2018. However, the parties were ultimately unable to agree on terms for the transaction and elected to terminate the process in March 2019.

The fourth paragraph under the subsection titled “Background of the Offer”, appearing on pages 17 and 18 of the Schedule 14D-9, is amended and restated as follows (new language underlined):

In March 2019, the Company and a publicly-traded software company (“Company C”) entered into a mutual non-disclosure agreement, which included a standstill provision for the benefit of the Company, to explore a potential business combination. This standstill provision expired prior to the commencement of the negotiation process with CLP that resulted in the Transactions and, if still in effect, would have terminated upon the announcement of the Transactions. On August 13, 2019, Company C submitted a non-binding letter of intent proposing an acquisition of the Company with consideration in the form of cash and stock. However, following further discussion between the Company and Company C and following the Company’s engagement of Canaccord Genuity LLC (“Canaccord Genuity”) as the Company’s financial advisor and Canaccord Genuity’s further assistance to the Company in evaluating potential strategic opportunities as described below, the Company and Company C mutually agreed in October 2019 not to pursue a transaction.

The sixth paragraph under the subsection titled “Background of the Offer”, appearing on page 18 of the Schedule 14D-9, is amended and restated as follows (new language underlined):

Also, during the third quarter of 2019, the Company Board was evaluating divesting its portal and advertising business so as to convert the Company into a pure-play software company. The Company’s management engaged in outreach to approximately five companies, and, on July 30, 2019, the Company entered into a mutual non-disclosure agreement, which included a standstill provision for the benefit of the Company, with an investment subsidiary of a publicly-traded financial services company (“Company E”), who had expressed an interest in acquiring the Company’s portal and advertising business. This standstill provision (as amended on July 13, 2020 as described below) terminated upon the announcement of the Transactions and did not preclude Company E from making an offer to acquire the Company’s securities or assets. Another information and technology services company (“Company F”), with whom the Company already had a valid non-disclosure agreement from May 2018 from a prior commercial relationship, also expressed interest in acquiring the Company’s portal and advertising business. In October 2018, the Company and Company F had entered into a subsequent mutual non-disclosure agreement, which included a standstill provision for the benefit of the Company. This standstill provision expired prior to the commencement of the negotiation process with CLP that resulted in the Transactions and, if still in effect, would have terminated upon the announcement of the Transactions.

The thirteenth paragraph under the subsection titled “Background of the Offer”, appearing on page 19 of the Schedule 14D-9, is amended and restated as follows (new language underlined):

The Company also then directed Canaccord Genuity to commence outreach to various parties to consider an acquisition of the Company and/or its software and services business. From the middle of July 2020 to the middle of September 2020, Canaccord Genuity reached out to 37 parties (other than Companies A-D) at the direction of the Company to determine whether such parties would be interested in exploring a potential strategic transaction with the Company at that time. Of the parties contacted, 14 parties (including Company G and Company H (as defined below)) executed non-disclosure agreements with the Company and were provided access to confidential information relating to the Company’s business and prospects. These non-disclosure agreements contained standstill provisions for the benefit of the Company, which standstill provisions terminated upon the announcement of the Transactions and did not preclude such counterparties, including Company G and Company H, from making an offer to acquire the Company’s securities or assets. Parties that remained involved in the process were requested to submit a non-binding indication of interest by September 17, 2020. Other than as described below, none of the outreach attempts to these 37 parties ultimately led to an indication of interest from any of these parties with respect to a potential strategic transaction involving the Company. At the same time, the Company’s management reached out to 8 parties to determine whether such parties would be interested in exploring a potential acquisition of the portal and advertising business.

The seventeenth paragraph under the subsection titled “Background of the Offer”, appearing on page 19 of the Schedule 14D-9, is amended and restated as follows (new language underlined; deleted language struck through):

On September 13, 2020, the Company Board met, with representatives of Canaccord Genuity and the Company’s outside corporate counsel, Gunderson Dettmer (“Gunderson”), and evaluated the letter of intent received from Company E. Canaccord Genuity also reviewed the feedback it had received from the further outreach relating to strategic alternatives that it had conducted at the direction of the Company. The Company’s management reviewed feedback it had received from the outreach relating to the potential divestiture of the portal and advertising business. The Company Board considered the fact that Mr. Rendino had previously invested alongside Company E through certain of his affiliated entities and had a prior relationship with Company E, and determined in light of that relationship to authorize a special transaction committee, comprised of its other directors, Mr. Himesh Bhise, Mr. Andrew Kau, Ms. Elisabeth Donohue, Mr. Mawan Fawaz, and Mr. Michael Montgomery (the “Company Special Committee”), all of the members of which were independent directors of the Company, other than Mr. Bhise. None of the members of the Company Special Committee had any prior relationship with Company E. The Company Special Committee had the exclusive authority and responsibility to engage in all discussions and negotiations with Company E and any other third parties that expressed an interest in an alternative transaction with the Company ~~was authorized to lead the negotiations with Company E~~on behalf of the Company and, based upon such negotiations, to recommend a transaction for approval by the full Company Board. In addition, the Company Special Committee was also authorized to engage one or more advisors and to use their services during these discussions and negotiations. As a precautionary measure, Mr. Rendino also agreed to recuse himself from substantive involvement with Company E on behalf of the Company.

The eighteenth paragraph under the subsection titled “Background of the Offer”, appearing on page 19 of the Schedule 14D-9, is amended and restated as follows (new language underlined):

On September 14, 2020, the Company received a non-binding indication of interest from a financial acquirer (“Company G”) who regularly makes investments in enterprise software companies. Company G’s letter of intent proposed acquiring only the Company’s software and services business for a cash purchase price of $40.0 to $50.0 million. However, the non-binding indication of interest from Company G reflected a valuation of the Company on an enterprise valuation basis that was a fraction of the implied valuation being offered pursuant to Company E’s letter of intent (and a fraction of the implied valuation later offered by CLP). Company G proposed paying cash for the purchase price, but Company G indicated that it would utilize equity and third party debt financing to finance the transaction.

The thirtieth and thirty first paragraphs under the subsection titled “Background of the Offer”, appearing on page 21 of the Schedule 14D-9, are amended and restated as follows (new language underlined):

On November 19, 2020, the Company entered into a mutual non-disclosure agreement with a publicly-traded media company (“Company I”), which had expressed potential interest in the Company’s portal and advertising business. The mutual non-disclosure agreement included a standstill provision for the benefit of each of the Company and Company I. This standstill provision terminated upon the announcement of the Transactions and did not preclude Company I from making an offer to acquire the Company’s securities or assets. Thereafter, Company I commenced its diligence review of the Company.

On December 8, 2020, Company I submitted a non-binding letter of intent to acquire solely the Company’s portal and advertising business for a purchase price of $10.0 million in cash paid at closing plus up to $10.0 million in additional earn-out contingent consideration based upon the results of the portal and advertising business during the one-year period after such closing, which contingent consideration was to be paid to the Company in the form of Company I’s common stock. Also on December 8, 2020, the full Company Board met for its regularly scheduled board update call. Mr. Rendino left the Company Board meeting early after an update to the Company Board relating to the process with Company E, and thereafter the remainder of the Company Board discussed the status of the proposed transaction with Company E. Mr. Bhise, the Company’s Chief Executive Officer, also reported on the status of the new non-binding letter of intent received from Company I for the Company’s portal and advertising business.

The eleventh paragraph under the subsection titled “Opinion of the Financial Advisor to the Company Board”, appearing on page 32 of the Schedule 14D-9, is amended and restated as follows (new language underlined; deleted language struck through):

Based on its analysis and other considerations that Canaccord Genuity deemed relevant in its experience and professional judgment, Canaccord Genuity used these reference ranges of multiples and the adjusted EBITDA of the Company of $5.2 million for the last-twelve-month period ended September 30, 2020, calendar year 2020 estimated adjusted EBITDA of the Company of $5.3 million and calendar year 2021 estimated adjusted EBITDA of the Company per the Company Forecasts (in each case, calculated as earnings before interest, taxes, depreciation and amortization and excluding stock-based compensation expense, asset impairments, restructuring charges and certain legal expenses and professional services fees and provided by management of the Company) to derive a range of implied enterprise values for the Company of $47.1 to $118.7 million and a range of implied equity values for the Company (using estimated cash and debt balances for the Company of $5.7 million and $2.1 million, respectively, as of December 31, 2020, in each case as provided by management of the Company) of $50.8 to $122.3 million. Canaccord Genuity also derived a range of implied per Share equity values for the Company ~~(~~using ~~the~~ fully-diluted Shares outstanding of approximately 41.9 million (determined using the treasury stock method and taking into account approximately 39.8 million Shares outstanding, approximately 6.0 million outstanding Company Stock Options with a weighted average exercise price of $2.42 per Share, approximately 1.2 million RSUs, and approximately 0.6 million PSUs, each as provided by management of the Company) which are summarized below:

Financial Statistic	Implied Price Per Share
LTM adjusted EBITDA	$1.42-1.91
2020E adjusted EBITDA	$1.21-1.94
2021E adjusted EBITDA	$1.88-2.92

The thirteenth and fourteenth paragraphs under the subsection titled “Opinion of the Financial Advisor to the Company Board”, appearing on pages 33 and 34 of the Schedule 14D-9, are amended and restated as follows (new language underlined; deleted language struck through):

Based on its review of the relevant metrics for each of the precedent transactions, Canaccord Genuity calculated the multiples of implied enterprise value to LTM Adjusted EBITDA for each of the target companies in the precedent transactions. For purposes of this analysis, Canaccord Genuity utilized information regarding the precedent transactions obtained from filings with the SEC and other public sources. The selected precedent transactions, as well as the corresponding financial metrics ~~multiple~~ for the proposed Transaction for reference purposes based on information provided by management of the Company, were:

Announcement Date	Acquiror	Target	Implied EV (in millions)	EV / LTM Adjusted EBITDA
11/30/20	Francisco Partners Management L.P.	International Segment of CDK Global, Inc.	$1,450.0	15.0x
11/2/20	Clearlake Capital Group L.P.	Endurance International Group Holdings, Inc.	2,977.2	9.5x
8/5/20	American Virtual Cloud Technologies, Inc.	Kandy Communications, a division of Ribbon Communications Inc.	59.2	NA
7/23/20	Amdocs Limited	Openet Telecom Limited	180.0	NA
3/9/20	Open Text Corporation	XMedius Solutions Inc.	73.3	NA
2/10/20	Digital Turbine, Inc.	Mobile Posse, Inc.	66.0	5.2x
12/17/19	Francisco Partners Management, L.P./Evergreen Coast Capital Corp.	LogMeIn, Inc.	4,417.1	9.4x
9/3/19	Kerridge Commercial Systems Group Limited	MAM Software Group, Inc.	159.1	25.7x
7/23/19	Web.com Group, Inc.	Dreamscape Networks Limited	86.7	10.3x
7/17/19	8x8 Inc.	Wavecell Pte. Ltd.	125.0	NA
3/25/19	Enghouse Systems Limited	Espial Group Inc.	17.2	NM
1/15/19	Zix Corporation	AppRiver, LLC	275.0	NA
4/26/18	NICE Ltd.	Mattersight Corporation	113.0	NM
4/24/18	Searchlight Capital Partners, L.P.	Mitel Networks Corporation	1,990.9	15.0x
3/22/18	Upland Software, Inc.	Interfax Communications Limited	42.0	7.0x
11/9/17	B. Riley Financial, Inc.	magicJack VocalTec Ltd.	92.4	5.1x
8/28/17	Valassis Communications, Inc.	MaxPoint Interactive, Inc.	106.0	NM
6/21/17	True Wind Capital Management, L.P.	ARI Network Services, Inc.	141.6	15.0x
5/23/16	Siris Capital Group, LLC	Xura, Inc.	677.5	NM
5/5/16	Vonage Holdings Corp.	Nexmo, Inc.	230.0	NA
5/4/16	B. Riley Financial, Inc.	United Online, Inc.	71.2	3.0x

		Proposed Transaction: (3)	$88.6	16.7x

(1)	“NA” denotes LTM Adjusted EBITDA statistics not available.
(2)	“NM” denotes Adjusted EBITDA multiples that are negative or greater than 50x.
(3)

Calculated based on calendar year 2020 estimated adjusted EBITDA of the Company as provided by management of the Company. For the Company, adjusted EBITDA excludes stock-based compensation expense, asset impairments, restructuring charges and certain legal expenses and professional services fees.

Canaccord Genuity selected a representative range of multiples derived from the first and third quartile data points for the precedent transactions of 6.1x to 15.0x based upon the application of its experience and professional judgment. Based on its analysis and other considerations that Canaccord Genuity deemed relevant in its experience and professional judgment, Canaccord Genuity used this reference range of multiples and calendar year 2020 estimated adjusted EBITDA of the Company (calculated as earnings before interest, taxes, depreciation and amortization and excluding stock-based compensation expense, asset impairments, restructuring charges and certain legal expenses and professional services fees and provided by management of the Company) to derive a range of implied enterprise values for the Company of $32.3 to $79.7 million and a range of implied equity values for the Company (using estimated cash and debt balances for the Company of $5.7 million and $2.1 million, respectively, as of December 31, 2020, in each case as provided by management of the Company) of $36.0 to $83.3 million. Canaccord Genuity also derived a range of implied per Share equity values for the Company ~~(~~using ~~the~~ fully-diluted Shares outstanding of approximately 41.9 million (determined using the treasury stock method ~~as~~ and based on information provided by management of the Company) of $0.86 to $1.99.

The sixteenth paragraph under the subsection titled “Opinion of the Financial Advisor to the Company Board”, appearing on page 34 of the Schedule 14D-9, is amended and restated as follows (new language underlined; deleted language struck through):

Canaccord Genuity calculated the net present value of the unlevered free cash flows for the Company for calendar years 2021 through 2024 and calculated terminal values in the year 2024 based on a terminal perpetual growth rate ranging from 1.0% to 3.0%. Canaccord Genuity selected these terminal perpetual growth rates based on the application of its experience and professional judgment. These values were discounted to net present values at a discount rate ranging from 13.0% to 15.0%, which range of discount rates was selected, upon the application of Canaccord Genuity’s experience and professional judgment, to reflect the Company’s estimated range of weighted average cost of capital based in part on the Capital Asset Pricing Model, which included assumptions relating to equity risk premium, size risk premium, risk free rate and a beta for the Company. Based on this analysis, Canaccord Genuity derived a range of implied enterprise values for the Company of $68.2 to $93.4 million. Canaccord Genuity also derived a range of implied per Share equity values for the Company of $1.73 to $2.31 ~~(~~using ~~the~~ fully-diluted Shares outstanding of approximately 41.9 million (determined using the treasury stock method ~~as~~ and based on information provided by management of the Company), which range was based on the high and low data points from the analysis.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Item 5 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Item 5. Person/Assets, Retained, Employed, Compensation or Used, appearing on page 36 of the Schedule 14D-9, is amended by inserting the following as a new third paragraph of such section and the existing third paragraph of such section will become the fourth paragraph of such section:

Liontree was paid a total of $176,199 by the Company for its prior service as a financial advisor to the Company in 2018 and 2019, which figure includes amounts representing a reimbursement of costs and expenses incurred by Liontree in connection with their services to the Company. However, Liontree is not currently, and will not in the future, be owed any additional amounts as a result of the Transactions, including the closing thereof.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The fifth paragraph under Item 8(g) titled “Certain Company Management Forecasts”, appearing on page 46 of the Schedule 14D-9, is amended and restated as follows (new language underlined):

The following is a summary of the Company Forecasts (based on a fiscal year ending on December 31 of the indicated year):

(Dollars in Millions)	FY 2021E	FY 2022E	FY 2023E	FY 2024E
Revenue	$88.6	$94.8	$103.1	$112.6
Net Income	$(2.2)	$3.0	$6.7	$10.8
Adjusted EBITDA (non-GAAP)(1)	$9.1	$12.4	$14.6	$17.4
Unlevered Free Cash Flow (non-GAAP)(2)	$3.6	$6.4	$8.7	$11.8

(1)

EBITDA refers to operating income before interest, taxes, depreciation and amortization. For the Company, adjusted EBITDA excludes stock-based compensation expense, asset impairments, restructuring charges, and certain legal expenses and professional services fees.

(2)

Unlevered Free Cash Flow is calculated by taking operating income after tax, adding back depreciation and amortization expense, subtracting capital expenditures, and adjusting for changes in net working capital.

The following tables present additional information used to determine Adjusted EBITDA and Unlevered Free Cash Flow for each of the periods indicated below:

Adjusted EBITDA:

(Dollars in Millions)	FY 2021E		FY 2022E		FY 2023E		FY 2024E

Revenue	$	88.6	$	94.8	$	103.1	$	112.6

Gross Profit	$	44.6	$	48.7	$	52.1	$	56.2

Operating Expenses	$	45.6	$	44.6	$	44.3	$	44.3

Operating Income	$	(1.0)	$	4.1	$	7.8	$	11.9
Plus: Depreciation and Amortization	$	8.7	$	6.8	$	5.3	$	4.1
Plus: Stock-Based Compensation Expense	$	1.5	$	1.5	$	1.5	$	1.5
Plus: Asset Impairments	$	—	$	—	$	—	$	—
Plus: Restructuring Charges	$	—	$	—	$	—	$	—
Plus: Certain Legal Expenses and Professional Services Fees	$	—	$	—	$	—	$	—

Adjusted EBITDA	$	9.1	$	12.4	$	14.6	$	17.4

Unlevered Free Cash Flow:

(Dollars in Millions)	FY 2021E		FY 2022E		FY 2023E		FY 2024E

Operating Income	$	(1.0)	$	4.1	$	7.8	$	11.9
Provision for Income Tax	$	1.0	$	1.0	$	1.0	$	1.0

Operating Income After Tax	$	(2.0)	$	3.1	$	6.8	$	10.9
Plus: Depreciation and Amortization	$	8.7	$	6.8	$	5.3	$	4.1
Less: Capital Expenditures	$	3.4	$	3.4	$	3.3	$	3.3
Less: Changes in Net Working Capital	$	(0.4)	$	0.1	$	0.1	$	(0.2)

Unlevered Free Cash Flow	$	3.6	$	6.4	$	8.7	$	11.8

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2021	SYNACOR, INC.

	By:	/s/ Timothy J. Heasley
	Name:	Timothy J. Heasley
	Title:	Chief Financial Officer